SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item

1.	Notice of Annual and Extraordinary General and Special Class “A” Preferred Stockholders’ Meeting

2.	Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Annual and Extraordinary General Meeting and Special Class “A” Preferred Stockholders’ Meeting

“NORTEL INVERSORA S.A.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL

AND SPECIAL CLASS “A” PREFERRED STOCKHOLDERS’

MEETING

Call to Annual and Extraordinary General Meeting and Special Class “A” Preferred Stockholders’ Meeting on first call, to be held on April 7th, 2011, at 3:00 pm, at Alicia Moreau de Justo 50, Ground Floor, in the City of Buenos Aires, with the following Agenda:

AGENDA

1)	Appointment of two stockholders to approve and sign the Minutes.

2)	Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] and the Buenos Aires Stock Exchange and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2010.

3)	Consideration of the non-appropriated profit amount as of December 31, 2010 of AR$ 2,620 million. Proposal of the Board of Directors on (i) the approval and ratification of the payment of a provisional dividend in cash, declared by the Board at its October 5, 2010 meeting, in an amount of AR$ 356 million and its application to the partial cancelation of the preferred basic dividend accumulated by the Class A Preferred Shares, pursuant to their terms and conditions of issuance; (ii) the payment in cash of the aggregate preferred basic dividend accumulated by the Class A Preferred Shares subject to the scheduled redemption to be considered as Item Four of the Agenda, which remain outstanding following the application proposed in (i), pursuant to the terms and conditions of issuance; and (iii) the carrying forward of the remaining balance. The amount to be paid pursuant to (ii) shall be subject to the application –on its assesment basis- of the Coeficiente de Estabilización de Referencia (“CER”) corresponding to the date on which such amount will be effectively made available, which adjustment will in turn be reflected on the remaining balance to be carried forward.

4)	Reduction of the capital stock as a result of the scheduled redemption (pursuant to the terms and conditions of issuance), pro rata of each shareholder’s holdings, of (i) 242,450 Class “A” Preferred Shares, par value AR$ 10 per share, at a redemption value of AR$ 298.392578 per Class “A” Preferred Share, to be adjusted by application of the CER corresponding to the date on which the redemption value will be effectively made available; and (ii) the number of Class “A” Preferred Shares that will need to be redeemed as a consequence of the fractions resulting from the calculation of the redemption referred to in (i), at the same value.

5)	Ratification by the holders of Class “A” Preferred Shares, at a special shareholders meeting of holders of Class “A” Preferred Shares, of the resolutions passed in connection with Items Three and Four of the Agenda.

6)	Consideration of the performance of the Board of Directors and the Supervisory Committee since October 26, 2010 until the date of this shareholders’ meeting.

7)	Consideration of the compensation of the Board of Directors for their performance during the fiscal year ending December 31, 2010, within the 5% limits prescribed in Section 261 of Law 19, 550 with respect to the “calculated profits” for such fiscal year.

8)	Authorization to the Board of Directors to make advance payments of fees payable up to an amount to be decided at the shareholders’ meeting, to those directors who shall perform their duties during the twenty-third fiscal year (from the date of this shareholders’ meeting until the date of the next annual shareholders’ meeting), subject to consideration at the shareholders’ meeting during which financial documents for the above referenced year will be considered.

9)	Consideration of the fees payable to the Supervisory Committee for their performance during the fiscal year ending December 31, 2010.

10)	Authorization to make advance payments of fees to those supervisory committee members who shall perform their duties during the twentieth-third fiscal year (from the date of this shareholders’ meeting until the shareholders’ meeting that shall appoint the members to replace them), up to an amount to be decided at the shareholders’ meeting, subject to consideration at the shareholders’ meeting during which financial documents for the above referenced year will be considered.

11)	Determination of the number of regular and alternate directors to perform their duties as from the date of this shareholders’ meeting and for a period of three fiscal years.

12)	Election of the regular and alternate directors by Class A Preferred Shares, to perform their duties as from the date of this shareholders’ meeting and for a period of three fiscal years, or until the termination of the conditions that give Class A Preferred shareholders the right to elect them, whatever occurs first.

13)	Election of the regular and alternate directors by the shares of common stock, to perform their duties as from the date of this shareholders’ meeting and for a period of three fiscal years.

14)	Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2011.

15)	Determination of the compensation to the external auditors for the accounting statements corresponding to Fiscal Year 2010.

16)	Appointment of external auditors for accounting statements for Fiscal Year 2011 and determination of their compensation.

17)	Consideration of the Audit Committee budget for Fiscal Year 2011.

THE BOARD

NOTE I: To attend the shareholders’ meeting, Class A Preferred Stockholders and Ordinary Stockholders shall notify us of their attendance no less than three business days before the shareholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. Deadline is April 1st, 2011, at 5.00 p.m. Common stockholders shall be the only stockholders to take part in the election of directors pursuant to Item Thirteen. Class A Preferred Stockholders shall be the only stockholders to take part in the election of directors pursuant to Item Twelve. Item Four must be considered at the Extraordinary Meeting and Item Five must be considered at the Special “Class A” Shareholders Meeting. The shareholders’ meeting shall be held in a domicile other than the legal domicile of the Company.

NOTE II: Pursuant to General Resolution N° 465/2004 of the CNV, upon registration to participate in the Stockholders’ Meeting, the following details of each holder of record of the shares must be disclosed: full name or corporate name; type and ID number for individuals or registration data for legal entities expressly indicating the Registrar where they are registered and the jurisdiction and domicile, indicating type of domicile. The same data must be furnished by whoever is in attendance at the shareholders’ meeting to represent the holder of record of the shares.

NOTE III: Those who intend to participate in the Stockholders’ Meeting as custodians or managers of third parties’ shares must meet the requirements on Item II.9 of the CNV Rules in order to cast dissenting votes.

NOTE IV: Printed copies of the documentation to be analyzed at the shareholders’ meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Annual and Extraordinary General Meeting and Special Class “A” Preferred Stockholders’ Meeting (the “Meeting”).

First Item: The Board of Directors proposes that the Shareholders appoint the two shareholders having registered the highest number of shares to participate in the Meeting to approve and sign the minutes thereof.

Second Item: It is proposed that all documents for the Fiscal Year 2010 (Annual Report, Supplementary Financial Information, Report pursuant to Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all the Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee and all other documents for the fiscal year, including the documents in English required by the Securities & Exchange Commission) be approved in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.

Third Item: The Board of Directors proposes:

(i)	the approval and ratification of the payment of a provisional dividend in cash, declared by the Board on its October 5, 2010 meeting, in an amount of AR$ 356 million, as dividend relating to the earnings of fiscal year ended on December 31, 2010;

(ii)	that the payment of dividends in cash to the “Class A” Preferred Shares, approved when considering the earnings of Fiscal Year 2010, referred to in paragraph (i) above, be applied to the payment of the outstanding preferred basic dividends accumulated by all “Class A” Preferred Shares, during fiscal years 2001 to 2007 and to the payment of 24.747438% of the preferred basic dividends accumulated by such “Class A” Preferred Shares during fiscal year 2008;

(iii)

the payment, in cash, of the preferred basic dividend accumulated by the “Class A” Preferred Shares subject to scheduled redemption, to be considered as Item Four of the Agenda, so as to cancel all of the preferred basic dividends accumulated by the “Class A” Preferred Shares subject to scheduled redemption, pursuant to item X.5 (Section 17), first paragraph, of the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission]. Following such payment and the application proposed in paragraphs (i) and (ii) above (pursuant to the terms and conditions of issuance), the following will be discharged: (a) 75.252562% of the preferred basic dividend accumulated by the “Class A” Preferred Shares subject to scheduled redemption relating to fiscal year 2008; and (b) 100% of the preferred basic dividend accumulated by the “Class A” Preferred Shares subject to scheduled redemption relating to fiscal years 2009 and 2010;

As of the date hereof, based on an aggregate of 242,450 “Class A” Preferred Shares subject to scheduled redemption, and applying the CER corresponding to March 2, 2011, (2.6727), the total amount of such dividend is AR$ 31,933,244, which represents an amount of AR$ 131.710637 for each “Class A” Preferred Share. Such amount shall be adjusted based on the evolution of CER and on the final number of redempted shares, in accordance with the clarifications provided in the proposal relating to Item Four of the Agenda;

(iv)	to carry forward the balance of non-appropriated profit amounts as of December 2010. As of the date hereof, based on the amounts proposed in paragraphs (i) and (iii) above, the balance of non-appropriated profit amounts to be carried forward amounts to AR$ 2,232 million. Such amount shall change as a result of the adjustment referred to in paragraph (iii) above;

(v)

to grant full powers to the Board of Directors for purposes of perfecting payment to the “Class A” Preferred Shares of the preferred basic dividend in cash which approval is proposed in paragraph (iii) above. For such purpose, the Board may perform all legal and operative actions relating to the effective payment of such preferred basic dividends, make all applicable calculations, notify shareholders of the final amount payable resulting from the application of the CER corresponding to the date on which such amount will be effectively made available; arrange for the applicable publications, notify the regulatory authorities, CNV, Buenos Aires Stock Exchange and any other

2

applicable authority or agency, and perform all acts, arrangements and actions necessary to fully comply with the purposes of the powers granted hereby; and

(vi)	not to propose the capitalization of earnings nor of any other accounts, since the Board considers that the outstanding capital stock of the Company is sufficient.

Fourth Item: The Board of Directors proposes:

(i)	to approve the scheduled redemption, as from April 26, 2011, and pro rata of each “Class A” Preferred Shareholder, of 242,450 “Class A” Preferred Shares, at a par value of AR$ 10 per “Class A” Preferred Share, representing 22.819897% of the “Class A” Preferred Shares, pursuant to the terms and conditions of issuance, at a redemption price of AR$ 298.392578 per share, which is subject to the application of the CER corresponding to the date on which the redemption value will be effectively made available. As of March 2, 2011, the aggregate redemption value of the “Class A” Preferred Shares amounts to AR$ 193,357,231;

(ii)	to reduce the Company’s capital stock in an amount resulting from the redemption of “Class A” Preferred Shares approved in paragraph (i) above, by reducing the account Capital Stock in an amount of AR$ 2,424,500 and the account Inflation Adjustment of Capital Stock in an amount of AR$ 3,852,555, which represent 3.083% of each of such accounts, and by reducing the account Share Issue Premiums in an amount equal to the remaining balance of the aggregate redemption value to be paid to the “Class A” Preferred Shares. To inform that, as of the date hereof, applying the CER corresponding to March 2, 2011, such remaining balance attributable to the Share Issue Premiums amounts to AR$ 187,080,176, which amount shall be adjusted based on the evolution of CER until the date on which the redemption value is effectively made available;

Summarizing, as of March 2, 2011, the Company’s accounts would be reduced by the following amounts: Capital Stock: AR$ 2,424,500; Inflation Adjustment of Capital Stock AR$ 3,852,555 and Share Issue Premiums: AR$ 187,080,176, which aggregates AR$ 193,357,231.

3

The foregoing calculation shall be adjusted as of the date of the Meeting, and subsequently, as of the date on which the redemption value is effectively made available;

(iii)	if any fraction of a “Class A” Preferred Shareholder resulted from the approved redemption and its pro rata application on the aggregate of the holding of each “Class A” Preferred Shareholder, the shares aggregating such fractions (the “Additional Shares”) shall be subject to redemption at the same value set forth in paragraph (i) above, and the shareholders shall receive in cash the redemption value of their respective fraction in an effective and identical value as that set forth in paragraph (i) above.

(iv)	to reduce the Company’s capital stock in an amount resulting from the redemption of the Additional Shares by means of reducing the Company’s accounts in the manner mentioned in paragraph (iii) above;

To illustrate the above, it is hereby informed that as of the date hereof, based on the current distribution of the holdings of the “Class A” Preferred Shareholders, the Board estimates that the Additional Shares to be redempted are four (4); however, such amount will be finally determined based on the distribution of such holdings as of the date on which the redemption value will be effectively made available.

(v)

to grant full powers to the Board of Directors for purposes of perfecting the scheduled redemption of the “Class A” Preferred Shares, and the redemption and payment of the share fractions that may be applicable, as proposed in paragraphs (i) to (iv) above. For such purpose, the Board may perform all acts relating to the redemption of such shares and fractions, make all calculations and follow all applicable operative procedures, notify shareholders of the final amount payable resulting from the application of the CER corresponding to the date on which such amount will be effectively made available; notify the regulatory authorities, CNV, Buenos Aires Stock Exchange, the Inspección General de Justicia (the Corporations Office), and any other applicable authority or agency, the new amount of Capital Stock resulting from the approved reduction and of the various accounts that form such

4

capital stock; include the new amount of the Capital Stock in the Company’s financial statements; arrange any publications; provide any explanations, respond to any queries and requests from the regulatory authorities, accept or reject any suggestion, request, observation or amendment that the regulatory authorities and/or the Company’s shareholders may make, and perform all acts, arrangements and actions necessary to fully comply with the purposes of the powers granted hereby; and

(vi)	that the resolutions passed by the Meeting, and by the Board of Directors in any meetings held as a result of the granting of powers which approval is proposed in paragraph (v) above, be instrumented privately with the signature and legal capacity certified by a notary public, and that Dras. Magdalena Herrera Poitevin and María Verónica Tuccio be appointed so that any of them, individually and indistinctly, carry out all acts necessary to obtain the approval and registration of the capital stock reduction, granting them ample powers to arrange for the publications required by law and comply with all other steps required by the Comision Nacional de Valores (CNV) [Argentine Securities Commission], the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), the Inspección General de Justicia (the Corporations Office) and any other applicable authority or agency, with the ability to provide any explanations, respond to any queries and requests from the regulatory authorities, accept or reject any suggestion, request, observation or amendment that the regulatory authorities may make, and perform all acts, arrangements and actions necessary to fully comply with the purposes of the powers granted hereby.

Fifth Item: The Board of Directors proposes that the Special Class “A” Preferred Stockholders’ Meeting ratify the resolutions passed by the Meeting in Items Three and Four, pursuant to the proposals made by the Board in connection with such Items.

Sixth Item: The performance of the Board of Directors and of the Supervisory Committee who have served since October 26, 2010 until the date of the Meeting is subject to consideration at the Meeting.

5

Seventh Item: Based on the resolutions passed by the Board on February 21, and the opinion of the Audit Committee, the Board of Directors proposes that compensation be approved for services rendered by the Board of Directors during Fiscal Year 2010, in an amount of AR$1,550,000 to be paid to the Board’s members in the manner to be decided by them, against which all advance payments received by the directors during Fiscal Year 2010 and until the date of the Meeting will be computed.

Eighth Item: Based on the resolutions passed by the Board on February 21, and the opinion of the Audit Committee, it is proposed that the Meeting authorize the Board of Directors to make advances of up to an aggregate amount of AR$1,940,000 to all Board’s members serving during Fiscal Year 2011, subject to ratification at the shareholders’ meeting in which the financial documents for such year will be considered, and authorize the Board to increase said amount in case of inflation.

Ninth Item: The Board proposes that compensation in an aggregate amount of AR$345,000 be approved for the Supervisory Committee for services rendered during Fiscal Year 2010, to be distributed among its regular members in the manner to be decided by them, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2010 and until the date of the Meeting will be computed.

Tenth Item: It is proposed that the Meeting authorize the Board of Directors to make advances of up to AR$435,000 to the members of the Supervisory Committee to be appointed for the twentieth-third fiscal year, subject to ratification at the shareholders’ meeting in which the financial documents for such year will be considered, and authorize the Board to increase said amount in case of inflation.

Eleventh Item: It is proposed to the Meeting that the Board have seven regular members and seven alternate members, to serve as from the date of the Meeting and for a period of three fiscal years. The Meeting must take into account that such proposal includes the regular and alternate members to be appointed by the holders of “Class A” Preferred Shares at the “Class A” Special Shareholders’ Meeting.

6

Twelfth, Thirteenth and Fourteenth Items: The Board of Directors refrains from making a proposal on these Items. The Board reminds those shareholders proposing candidates for the Board of Directors and the Supervisory Committee that they must inform at the Meeting whether each candidate is “independent” or “non-independent” pursuant to the guidelines set forth by the Comisión Nacional de Valores (CNV) [Argentine Securities Commission]. The Board also reminds those shareholders that for purposes of forming the Audit Committee, at least three regular members of the Board of Directors that qualify as “independent” under Rule 10 A-3 of the Securities and Exchange Commission (one of them being the regular member to be appointed by the shareholders of Class A preferred stock), two of which must also qualify as “independent” under the rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission], must be appointed at the Meeting. In addition, one or more alternate members that qualify as “independent” under both sets of rules must be appointed at the Meeting, in case any regular members of the Audit Committee need to be replaced.

Fifteenth Item: It is proposed that the Meeting approves as total fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2010, an amount of AR$119,669 (VAT included).

Sixteenth Item: The Board proposes the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2011. It is also proposed that the external auditors’ fees be fixed by the shareholders’ meeting in which the financial documents for Fiscal Year 2011 will be considered, and that the Meeting authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. If this proposal is approved, Mr. Alejandro Pablo Frechou would serve as certifying accountant and Mr. Carlos Néstor Martinez would serve as his alternate.

Seventeenth Item: It is informed that the Fiscal Year 2010 budget for the functioning and training of the Audit Committee was not used. The Board proposes the approval of the Fiscal Year 2011 budget for the Audit Committee in an amount of AR$50,000, in accordance with the assessment made by the Audit Committee.

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 14, 2011	By:	/s/ José Gustavo Pozzi
Name: José Gustavo Pozzi
Title: General Manager